

Mail Stop 3030

July 27, 2009

Via Facsimile and U.S. Mail

Mr. Shouguan Sun
Chief Executive Officer
China Wind Energy Inc.
No. 2 Haibin Road, Binxi Developing Area
Heilongjiang Province, People's Republic of China 150000

> **Re:** **China Wind Energy Inc.**
> **Form 10-K for the fiscal year ended July 31, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the quarterly period ended April 30, 2009**
> **File No. 0-53480**

Dear Mr. Shouguan Sun:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2008

Item 7. Management's Discussion and Analysis or Plan of Operation, page 12

1.	We note you state here that you are an "exploration stage company". Elsewhere, you state that you are a "development stage company." Please revise future filings as applicable to consistently refer to yourself throughout the filing as a development stage company.

Liquidity and Capital Resources, page 13

2.	Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (*e.g.* cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale) to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Results of Operations, page 15

3.	Please expand this section in future filings to discuss each of the material components of your total net loss separately. For example, separately discuss your cost of goods sold, selling expenses, general and administrative expenses and any other significant items.

-Revenues, page 15

4.	We note that you generated revenues of $148,000 from the sale of combine harvesters. Please expand your disclosure in future filings to include information about its relationship to cost of sales and explain why these transactions resulted in a gross loss.

Critical Accounting Policies, page 16

5.	Please revise future filings to expand your discussion of your critical accounting estimates to provide greater insight into the quality and variability of the significant estimates and assumptions that are used in determining the amount of any goodwill and intangible impairments and foreign currency translations. For example, discuss how you determine the "fair value" of your goodwill and long-lived assets and quantify the material assumptions such as growth rates, discount factors and tax rates. Address why the estimates bear the risk of change and analyze, to the extent material, such factors as how you arrived at the estimates, how accurate the estimates have been in the past, how much the estimates have changed in the past and whether the estimates are reasonably likely to change in the future. Refer to SEC Release 33-8350.

Report of Independent Registered Public Accounting Firm, page F-1

6.   We note that you are a development stage company based on the guidance in SFAS 7. Please note that in accordance with SFAS 7, the cumulative information required by SFAS 7 should be audited and the report of the independent registered public accounting firm should include an opinion on the cumulative period information included in the financial statements – i.e., from date of inception (November 27, 2006) to July 31, 2008. Please have your auditor revise its report in future filings to comply with this guidance. In this regard, please also continue to note the guidance in Rule 2-05 of Regulation S-X.

Consolidated Statements of Operations, page F-4

7.   We note your presentation of "provision (reversal) on allowance of obsolescence" here and your discussion of this gain on the reversal of your obsolescence allowance on page 15. Based on your disclosure, it appears that this adjustment reduced the inventory reserve, and therefore had the effect of increasing the inventory value recorded in your financial statements. Tell us how your accounting complies with SAB Topic 5.BB, which states that inventory charges are permanent reductions to inventory cost and reductions to the reserve should not generally occur before the effected inventory is disposed. Please also refer to footnote 2 to Chapter 4 of ARB 43.

8.   Further to the above, please revise your presentation in future filings to include any charges to reduce the inventory to the lower of cost or market in the "cost of goods sold" line on your statement of operations.

9.   We note your presentation of "gain (loss) on physical count of inventories" as other non-operating expense. Please revise your presentation in future filings to include this inventory-related charge in the "cost of goods sold" line of your statement of operations.

Consolidated Statements of Cash Flows, page F-6

10.   We note your presentation of proceeds from repayment of related parties loan as a cash flow from investing activities. Please explain to us why you believe these represent cash flows from investing activities by discussing how you have considered the guidance in paragraphs 16(a) and 19(b) of SFAS 95. Revise future filings as appropriate to comply with that guidance.

Note 1. Organization and Business Background, page F-7

11.   We note your disclosure in the last paragraph of this note that you are a development stage company. We further note from page 15 of MD&A that you have generated revenues of $148,000 from inception (November 27, 2006) to fiscal year ended July 31, 2008 relating to the sale of combine harvesters. Further, we note your disclosure on page 4 that you focus primarily on the production of turbine blades and combine harvesters. Giving appropriate consideration to your sales of combine harvesters in the period, please

> tell us how you have applied the provisions of SFAS 7 in concluding that you continue to be a development stage company.

Note 3. Summary of Significant Accounting Policies, page F-7

p. Earnings per Share, page F-9

12.   Please revise your future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

Note 9. Property and Equipment, page F-12

13.   We note the significant construction in progress of $6,243,097 as of July 31, 2008. It appears this relates to the construction of a manufacturing facility. Please revise this note in future filings to clearly disclose the nature of any significant construction projects. Also, tell us and revise your discussion in MD&A to discuss any significant construction or development projects, including an estimated timeline for completion and expected additional costs required to complete the construction. Discuss the relationship, if any, between this construction project and the land use rights discussed in Note 11.

Note 10. Acquisitions, page F-12

14.   We note your acquisition of 100% of the equity interests of Power Profit and 82.14% of the equity interests of its subsidiary, Harbin SQ. Based on the valuation of common shares issued of $20,220,000, it appears that this acquisition is material under SFAS 141. Please revise future filings to provide the supplemental pro forma information required by paragraphs 54-55 of SFAS 141. In addition, please confirm that your fiscal year 2009 Form 10-K will include all disclosures required by paragraphs 51-52 of SFAS 141.

15.   We note that you have accounted for your acquisition of Power Profit Technology Development Ltd as a business combination under SFAS 141. We further note that you concluded that China Wind Energy is the acquiring entity and Power Profit is the acquired entity. Please tell us how you analyzed the factors in paragraph 17 of SFAS 141 in reaching this conclusion. Please specifically address how you weighted the various factors and your basis for that weighting.

16.   Further to the above, it appears that you have succeeded to substantially all of the business of Power Profit and Harbin SQ and further that your operations prior to the transaction appear insignificant relative to the operations acquired. Please describe to us your consideration of whether predecessor financial statements were required in this filing and your basis for your conclusions that predecessor financial statements were not required.

17.   Please revise this note in future filings to reconcile between the aggregate purchase price disclosed here ($20,220,000) and the net assets acquired ($22,853,871). Please also provide us with the reconciliation.

Note 11. Intangible Assets, page F-13

18.   We note you have recorded net intangible assets relating to land user rights of $12,166,785. Separately, we note your disclosure in Note 14 that you have signed an agreement to sell the land user rights in Harbin City for $10,090,000. Please tell us and revise future filings to address the following:

- Clarify the nature of the land user rights currently recorded on your consolidated balance sheet. Separately disclose each land user right you currently hold.

- If the land user rights relate only to those in Harbin City, please reconcile between the amount recorded in connection with the acquisition of Power Profit ($12,207,135) and the amount for which you have agreed to sell those rights ($10,090,000). Explain how you determined the fair value for purposes of the purchase price allocation in connection with the acquisition of Power Profit.

- Tell us how you have considered the guidance in paragraphs 30-33 and 41-44 of SFAS 144 in presenting this asset on your consolidated balance sheet.

Note 14. Other Advance Receipts, page F-14

19.   With respect to the sale of the land user rights in Harbin City, you state that you are obligated to clear the original buildings on the land before transfer of the land user rights can be completed. Please tell us how you have considered the cost to clear the original buildings in your consolidated financial statements. To the extent that you are currently using the original buildings on the land, revise future filings to disclose the impact the destruction of such buildings will have on your operations, including any impairment charges you may be required to record.

20.   Further to the above, please revise future filings to provide an estimated timeline for the completion of the sale of the land user rights.

Note 18. Income Tax, page F-15

21.   We note the reconciliation that you have provided between the income tax computed at the U.S. statutory rate (34%) and your provision for income tax. However, it is not clear how the reconciliation computes. For example, your provision for income taxes for the year ended July 31, 2008 was $0, or 0%. However, your reconciliation does not show how you reconcile from the U.S. statutory rate of 34% to the 0% effective tax rate. Please revise this disclosure in future filings to comply with paragraph 47 of SFAS 109.

Item 9A(T). Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

22.   You state here that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2007. Item 307 of Regulation S-K requires that the evaluation be as of the end of the period covered by the report, which in the case of this annual report should be July 31, 2008. Please amend this filing to disclose management's conclusion with respect to disclosure controls and procedures as of July 31, 2008.

Management Report on Internal Control Over Financial Reporting, page 19

23.   We note in the penultimate paragraph of this section, you disclose that "Manning Elliott LLP…was not required to and has not issued a report concerning the effectiveness of our internal control over financial reporting as of July 31, 2008." Please clarify for us the relationship between the company and Manning Elliott. As appropriate, revise this disclosure in future filings to refer to your independent registered public accounting firm.

Exhibit 31.1

24.   We note that the certification provided here is not in the proper form. Specifically, we note throughout the certification that you refer to the "small business issuer" rather than the "registrant." In future filings, including any amendment to this filing, please provide the certifications set forth in Item 601(B)(31). In this regard, please note that the wording of the certification should not be modified in any way except as explicitly permitted.

Form 10-Q for the quarterly period ended April 30, 2009

Item 4. Controls and Procedures

25.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded [y]our disclosure controls and procedures were . . . effective, in that they provide reasonable assurance that information [we] are required to disclose in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." Revise your conclusions in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief